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MAR 05 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegiance Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Donald B. Dean Drive, Suite One

(No. and Street)

South Portland	Maine	04106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal Richard (207) 879-2352

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker, LLC

(Name – *if individual, state last, first, middle name*)

100 Middle Street	Portland	ME	04104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Neal Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegiance Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL FINANCIAL OPERATIONS

Title

Notary Public

JOSHUA SAVOIE
Notary Public-Maine
My Commission Expires
June 25, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allegiance Capital, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2018

CONTENTS

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Allegiance Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allegiance Capital, LLC (the Company) as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
March 1, 2019

Bangor, ME • Portland, ME • Manchester, NH • Glastonbury, CT • Charleston, WV • Phoenix, AZ
berrydunn.com

Allegiance Capital, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 20,830
Other receivables	3,736
Due from affiliates	48,275
Prepaid expenses	16,931
Total current assets	89,772
NON-CURRENT ASSET	
Cash and cash equivalents - restricted	25,000
	$114,772

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 7,906
MEMBERS' EQUITY	106,866
	$114,772

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018

REVENUES	
Commissions and consulting	$189,511
Trading service income	180,660
Interest income	5,746
Total revenues	375,917
OPERATING EXPENSES	
Brokerage, exchange and clearance fees	125,457
Filing fees	11,629
Insurance	8,288
Professional fees	40,340
Rent	12,000
Management fee	127,550
Telephone	1,833
Office expenses	18,129
Commission expense	5,316
Miscellaneous	1,087
Total operating expenses	351,629
NET INCOME	$ 24,288

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2018

Balance, beginning of year	$101,206
Net income	24,288
Members' distributions	(18,628)
Balance, end of year	$106,866

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$24,288
Adjustments to reconcile net income to net cash used by operating activities	
Decrease in other receivables	3,561
Increase in prepaid expenses	(2,693)
Decrease in accounts payable	(6,770)
Increase in due from affiliates	(19,846)
Total adjustments	(25,748)
Net cash used by operating activities	(1,460)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(18,628)
DECREASE IN CASH AND CASH EQUIVALENTS	(20,088)
Cash and cash equivalents, beginning	65,918
Cash and cash equivalents, ending	$45,830

The accompanying notes are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Allegiance Capital, LLC (the Company) is a broker-dealer d/b/a Richard Brothers Securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized in Maine. The clients are located primarily in New England. The Company is exempt from SEC Rule 15c3-3, paragraph (k)(2)(ii), Customer Protection Reserves and Custody of Securities, since it does not hold client funds or securities.

The accompanying financial statements have been prepared from separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated company.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

Other Receivables

Other receivables are stated at the amount management expects to collect from outstanding balances. Management believes all receivables are collectible; accordingly, an allowance for doubtful accounts has not been established.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and not held for sale in the ordinary course of business.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. The Company is introducing broker for these clients through Allegiance Financial Group, Inc., a related party, and earns trading service income. The Company still receives commissions for accounts that are not managed.

The performance obligation is satisfied on a daily basis as commission revenue is recognized on daily average assets of the fund. Revenue is recognized as it is earned.

Trading Service Income

Trading service income are amounts earned from executing transactions on behalf of managed clients through Allegiance Financial Group, Inc., a related party, as an introducing broker. The trading service income is received on a quarterly basis based upon fees associated with executing trades to total management advisory fees earned by Allegiance Financial Group, Inc. The performance obligation is satisfied upon the execution of the trades and therefore revenue is recognized as it is earned.

Concentrations of Risk

A significant majority of the Company's revenue is generated by transactions initiated by one customer, which is a related party.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. The Company adopted the revenue recognition standard beginning January 1, 2018 and it did not have a material impact to the Company's financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCMENTS (CONT.)

ASU No. 2016-18, Statement of Cash Flows (Topic 320), requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this ASU effective January 1, 2018 and it did not have a material impact to the Company's financial statements.

CONTINGENCIES

Credit risk

The Company maintains its cash in banks that may exceed federally insured limits. Amounts uninsured and uncollateralized were $45,532 at December 31, 2018, and were held at Pershing and FINRA. The Company has not experienced any losses in such account and believes it is not exposed to any significant risk related to the cash account.

Litigation

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements. The Company was not involved in any litigation or any other legal claims as of December 31, 2018.

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

The Company has entered into a Management Services Agreement (the Agreement) with Allegiance Financial Group, Inc. Accordingly, certain expenses are allocated among the Company and Allegiance Financial Group, Inc. Total expenses allocated to the Company under this Agreement were $145,250 for the year ended December 31, 2018. The amounts are included in the Statement of Income in the following captions:

Management fee	$127,550
Rent	12,000
Telephone	1,833
Office expenses	3,756
Miscellaneous	111

Total expenses reimbursed by Allegiance Financial Group, Inc. to the Company were $6,144 for the year ended December 31, 2018.

The Company and Allegiance Financial Group, Inc. share a similar client base. Allegiance Financial Group, Inc. collected and remitted trading service income on behalf of the Company's clients. Trading service income was $180,660 for the year ended December 31, 2018.

There were no transactions between AFX Global Advisors, Inc. or Marlin Enterprises, LLC and the Company during 2018.

The Allegiance Financial Group, Inc. owed the Company $48,275 at December 31, 2018.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1) at December 31, 2018. The Company had net capital of $37,847, which was $32,847 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was .2 to 1.

CASH AND CASH EQUIVALENTS - RESTRICTED

The Company is required to maintain a $25,000 escrow fund with the clearing broker. This money can not be used for any other purpose.

SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

NET CAPITAL	
Members' equity	$106,866
DEDUCTIONS	
Nonallowable assets	
FINRA daily account	77
Prepaid expenses	16,931
Other receivables	52,011
Total nonallowable assets	69,019
Net capital	37,847
MINIMUM NET CAPITAL REQUIREMENT OF THE GREATER OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000	5,000
Excess net capital	$ 32,847
Aggregate Indebtedness	$ 7,906
Ratio of aggregate indebtedness to net capital	20.89%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5.

See report of independent registered public accounting firm.

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Allegiance Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allegiance Capital, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
March 1, 2019

Allegiance Capital, LLC
EXEMPTION REPORT
December 31, 2018

To the Members of
Allegiance Capital, LLC

As required by Rule 17a-5 of the Securities and Exchange Commission (SEC), Allegiance Capital, LLC (the Company) claims exemption under the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). The Company met this exemption provision through the fiscal year ended December 31, 2018, without exception.

I, Neal Richard, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to Allegiance Capital, LLC as of and for the year ended December 31, 2018, is true and correct.

March 1, 2019

Neal Richard | Date
Principal and COO
Allegiance Capital, LLC